AMERICAN LEISURE HOLDINGS, INC.
2460 Sand Lake Road
Orlando, Florida 32809
Tel: (407) 251-2240

June 8, 2007

Mr. William Demarest
Staff Accountant
U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

RE: American Leisure Holdings, Inc.
Form 10-KSB for the fiscal year ended December 31, 2005
Filed March 31, 2006
File No. 333-48312

Dear Mr. Demarest:

Please find responses to your specific comments below set forth in the order in which they were presented in your comment letter:

Consolidated Statements of Cash Flows, page F-5

1.
We read your response to prior comment 2. We note that certain amounts included in the rollforward relating to amortization of deferred financing costs and the unpaid balance at 12/31/2004 do not agree to amounts disclosed in your financial statements. Please advise.

Answer: We have revised the statement of cash flows to reflect the amortization of deferred financing costs of $1,929,218 and the net change in prepaid and other assets of $(7,606,278). We have revised Note 9 - Other Assets to reflect the proper amount of amortization of deferred financing costs of $1,929,218.

2.
Based on the rollforward in your response to prior comment 2 it appears that total interest paid, as reported in your statements of cash flows, excludes $2.2 million of capitalized interest which was also paid during the year. If so, please revise to include such amount in your disclosure of total interest paid or further explain to us why such amount is properly excluded.

Answer: The amount paid for interest is net of amounts capitalized as land held for development in accordance with paragraph 29 of FAS 95.

Per FAS 95 “Statement of Cash Flows,” par. 29 “The reconciliation of net income of a business enterprise or change in net assets of a not-for-profit organization to net cash flow from operating activities described in paragraph 28 shall be provided regardless of whether the direct or indirect method of reporting net cash flow from operating activities is used. That reconciliation shall separately report all major classes of reconciling items. For example, major classes of deferrals of past operating cash receipts and payments and accruals of expected future operating cash receipts and payments, including at a minimum changes during the period in receivables pertaining to operating activities, in inventory, and in payables pertaining to operating activities, shall be separately reported. Enterprises are encouraged to provide further breakdowns of those categories that they consider meaningful. For example, changes in receivables from customers for an enterprise's sale of goods or services might be reported separately from changes in other operating receivables. In addition, if the indirect method is used, amounts of interest paid (net of amounts capitalized) and income taxes paid during the period shall be provided in related disclosures.”

Note 4 - Acquisitions, page F-15

3.
We read your response to prior comment 3. We do not understand how you have determined to consolidate just the assets and liabilities of TraveLeaders and not the operations and we are unaware of any accounting literature that would allow this. Please restate your financial statements to include the operations of TraveLeaders on a consolidated basis which would include all of the revenues and expenses. This should be done for all periods since the acquisition of TraveLeaders.

Answer: We have consolidated all assets and liabilities in which we have a controlling financial or non financial interest, in accordance with ARB 51 and FAS 94. We do not have a controlling financial interest, or any other controlling influence in the operations of TraveLeaders, and accordingly, there is no basis in GAAP for the consolidation of these independent operations into our consolidation.

4.
Please revise to include your consolidation policy as it relates to TraveLeaders. Within this disclosure include disclosure regarding your relationship with AWT (former owner of TraveLeaders) and include details regarding the responsibilities of AWT and the fact that they receive management fee for their services.

Answer: We have revised Note 4 to include our policy in regards to revenue recognition of our managed assets, and the fact that AWT was the prior owner of the TraveLeaders business. We have also disclosed the responsibilities of AWT in connection with the management and licensing agreements.

Note 14. Stockholders Equity and Redeemable Preferred Stock

Warrants, page F-25

5.
Please explain to us why section 4 (k) of the Series A Preferred Stock Designation was included in the agreement if, as your response asserts, there is no possible scenario where this provision would adjust the conversion rate.

Answer: Section 4(k) was incorrectly included in the Series A preferred stock designation. We believe this clause has no impact on the conversion rate.

6.
We note that in your revised disclosure, the number of warrants and the related dollar value issued during 2005 for loan guarantees and financing costs has changed significantly from your previous amendment. Please advise.

Answer: In our original filing, we disclosed warrants issued to Malcolm J. Wright, Bill Chiles and Stanford. We updated the disclosure to include the issuance of 405,000 warrants to third party entities in connection with the KeyBank financing. The amounts recorded as deferred financing costs were not changed in the financial statements.

Form 10-QSB for the period ended June 30, 2006

Note E - Related Party Transactions, page 9

7.
We reviewed your response to prior comment 13 and reissue our prior comment in its entirety. Please revise your financial statements to record the sale of CLM during the period in which the transaction closed, which we understand was August 2006, or further explain to us why it is appropriate to recognize the sale as of June 30, 2006 when you did not actually close on the sale until August 2006.

Answer: We agreed to the effective date of June 30, 2006 with Stanford prior to June 30, 2006. The documents were signed in August since the Stanford representative was on vacation. Stanford took control of our subsidiary and its holdings as of June 30, 2006. The promissory notes and the accrued interest unpaid were as of June 30, 2006 and these amounts were exchanged for our subsidiary. We were not charged any interest after June 30, 2006 for these notes. We believe our ownership of our subsidiary was sold effective June 30, 2006, but that the documents were executed at a later date due to travel plans.

8.	Please provide us with the following information:

▪	Tell us why the Consolidated Balance Sheets do not reflect any assets or liabilities of discontinued operations.

▪	Tell us why the Consolidated Statements of Operations includes the gains (losses) from discontinued operations under the heading “gain (loss) from continuing operations.

▪	Tell us why the table in note I shows the gain on sale of discontinued operations as being in 2005 and not 2006.

Answer:

•
There are no current or noncurrent assets or liabilities as of June 30, 2006 since they were all disposed as of June 30, 2006.  The reclassification of discontinued components in the balance sheet is not required for prior periods, although SAS 1 A/U 420.16 implies that such reclassification is permissible and requires that material reclassifications be indicated and explained in the financial statements or notes.  We have revised Note 1 to include the current / non-current assets and current / non-current liabilities for December 31, 2005.

•
The Consolidated Statements of Operations do not include the gains (losses) from discontinued operations. We have revised the title from Gain (Loss) From Continuing Operations (Including Gain on Disposal of $2,998,082, $0, $2,998,082 and $0) to “Gain (Loss) From Discontinued Operations (Including Gain on Disposal of $2,998,082, $0, $2,998,082 and $0)”.

•	The gain on the disposal is in the 2006 columns.

Please feel free to contact the undersigned if you have any questions regarding the aforementioned responses to you comments.

Very truly yours,

/s/ Omar Jimenez

Omar Jimenez
Chief Financial Officer